BB

KW 3/11

SEC Mail Processing Section

Feb 22 2011

Washington, DC 122

11015916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66969

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Miller Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 N. Scottsdale Road, Suite 3800
(No. and Street)

Scottsdale (City) AZ (State) 85251 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Weller 602-225-0505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple, Marchal & Cooper, LLP
(Name – *if individual, state last, first, middle name*)

2700 N. Central Ave, 9th Floor, Phoenix, AZ 85004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/10

OATH OR AFFIRMATION

I, Christian M. Wofford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Miller Capital Markets, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTI N. BERRY
Notary Public, State of Arizona
Maricopa County
My Commission Expires
November 30, 2013

[Signature]
Signature

President + CEO
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT BANKERS

Miller Capital Markets, LLC

Member FINRA

February 17, 2011

To Whom It May Concern:

Pursuant to Rule 17a-5 Section §240.17a-5(e)(3) the Statement of Financial Condition for Miller Capital Markets, LLC as of year ended December 31, 2010 is hereby submitted separately from the financial statement in its entirety to comply with Section §240.17a-5(e)(3) that allows the balance of the annual audited financial statement to be deemed confidential, except as required to be available for official use as detailed in Section §240.17a-5(e)(3).

Christian M. Wolford
President and Chief Executive Officer

Enclosure

4900 North Scottsdale Road, Suite 3800 • Scottsdale, Arizona 85251-7663 • Tel 602.225.0505 • www.millercapitalmarkets.net

MILLER CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	43,984
Accounts receivable		321
Other assets		1,232
Total Assets	$	45,537

LIABILITIES AND MEMBERS' EQUITY

Deferred rent	$	2,113
Accounts payable		181
Total Liabilities		2,294
Members' equity		
Capital		130,000
Net loss		(66,347)
Retained earnings <Deficit>		(20,410)
Total Members' Equity		43,243
Total Liabilities and Members' Equity	$	45,537

The Accompanying Notes are an Integral Part
of the Financial Statements

MILLER CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations

Operations

Miller Capital Markets, LLC (the "Company") is a limited liability company formed under the laws of the State of Arizona in 2005. Miller Investments, Inc., an Arizona corporation, is the managing member of the Company with a 99% ownership interest. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities pursuant to Section 15(b) under the Securities Exchange Act of 1934. The Company is a licensed broker-dealer in ten States that include Arizona, California, Florida, New Jersey, New Mexico, Nevada, New York, North Carolina, Ohio and Texas and is a member of the Financial Industry Regulatory Authority (FINRA).

The principal business activity of the Company is to provide investment banking and corporate finance services to domestic companies and to act as a placement agent in the private placement of corporate securities in offerings exempt from registration under the Securities Act of 1933, as amended (the Act). Placements of such securities will only be offered to accredited investors in accordance with the rules and the provision of Regulation D of the Act. The Company neither trades nor holds cash or securities on behalf of clients. The Company is therefore exempt from the requirements of the SEC's Rule 15c3-3 pertaining to the possession or control of customer-owned assets and cash reserve requirements pursuant to Section (k)(2)(ii) of this rule.

Basis of Presentation

These statements have been prepared in accordance with established standards for securities broker-dealers and accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include, but are not limited to, the accounting for the allowance for doubtful accounts.

Cash and Cash Equivalents

Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less. The Company holds a certificate of deposit that has a nine month term. However, there is no penalty for early conversion. As such, the investment is considered a cash equivalent.

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations (Continued)

Revenue Recognition

The Company recognizes revenue for investment banking and merger and acquisition transactions at the time of the closing of a transaction, when the fees have been earned and collection is reasonably assured. For specific service related agreements the Company recognizes revenue either once the services are rendered, on very short term contracts, or ratably over the term of the service agreement, whichever applies. Interest income for time deposits is recognized as revenue at the end of each month.

Income Taxes

No provision for income taxes has been made as the Company is a limited liability company that has elected to be treated as a partnership. As such, it is a "flow through" entity which is not subject to federal or state income taxes. All income or loss flows through to the individual members who report the income or loss on their respective tax returns.

Accounts Receivable

The Company follows the allowance method of recognizing uncollectible accounts receivable. The allowance method recognizes bad debt expense based on a review of the individual accounts outstanding and the Company's prior history of uncollectible accounts receivable. As of December 31, 2010, the Company had no allowance for uncollectible accounts receivable as management believes that the entire balance is fully collectible. During the year ended December 31, 2010, the Company did not have any accounts written off. The Company currently does not record finance charges on delinquent accounts receivables.

Note 2
Related Party Transactions

Miller Capital Markets, LLC (MCM) is an affiliate of The Miller Group, which is comprised of these related entities: Miller Capital Corporation (MCC), Miller Investments, Inc. and Miller Management Corporation. MCM reimburses MCC for the use of office space and equipment, personnel and administrative costs on a monthly basis. MCM paid a total amount of $44,671 to MCC for rent, management fees, administrative services and related operating expenses for the year ended December 31, 2010 (of this amount $7,735 was deemed for rent).

The Company was billed each month by MCC for MCM's use of office space. The rate effective from September 1, 2008 through January 26, 2010 per square foot was $34.50 and MCM was charged for 234 square feet each month. Thereafter rent increased to $36.00 per square foot, which remained in effect through December 31, 2010. Effective January 1, 2011, MCM shall directly pay for its use of the office space and all operating and administrative costs associated with its business and will no longer reimburse MCC.

MILLER CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2
Related Party Transactions (Continued)

There are no amounts owed to or from any related entities at December 31, 2010.

Note 3
Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2010, the Company had net capital of $41,573, which was $36,573 in excess of the amount required to be maintained at that date.

Note 4
Significant Concentrations

The Company is dependent on its managing member, Miller Investments, Inc., for new capital in the event the Company's minimum net capital requirement is not supported through operating income.

The Company maintains its cash and certificate of deposit balances at a major financial institution. Deposits not to exceed $250,000 are insured by the Federal Deposit Insurance Corporation. At December 31, 2010, the Company did not have any uninsured cash.

Note 5
Statement of Cash Flows

The Company paid no interest expense or federal or state income tax during the year ended December 31, 2010.

Note 6
Certificate of Deposit

At December 31, 2010 the Company had one certificate of deposit in the approximate amount of $46,000. This certificate of deposit was originally opened on June 25, 2008 and was subsequently renewed on April 1, 2009, December 28, 2009 and most recently on October 3, 2010. The third renewal has a stated term of nine months, with a maturity date of July 25, 2011, and an interest rate of 0.40% with no early withdrawal penalty.

Note 7
Subsequent Events

The Company has evaluated subsequent events through February 14, 2011, which is the date the financial statements were available to be issued.